Exhibit 99.5

TD BANK GROUP DECLARES DIVIDENDS

(all amounts in Canadian dollars)

TORONTO – August 26, 2021 - The Toronto-Dominion Bank (the “Bank”) today announced that a dividend in an amount of seventy-nine cents (79 cents) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending October 31, 2021, payable on and after October 31, 2021, to shareholders of record at the close of business on October 8, 2021.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the “Plan”).

Under the Plan, the Bank has the discretion to either purchase the additional common shares in the open market or issue them from treasury. If issued from treasury, the Bank may decide to apply a discount of up to 5% to the Average Market Price (as defined in the Plan) of the additional shares. For the October 31, 2021 dividend, the Bank will issue the additional shares from treasury, with no discount.

Registered holders of record of the Bank’s common shares wishing to join the Plan can obtain an Enrolment Form from AST Trust Company (Canada) (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp. In order to participate in the Plan in time for this dividend, Enrolment Forms for registered holders must be received by AST Trust Company (Canada) at P.O. Box 4229, Postal Station A, Toronto, Ontario, M5W 0G1, or by facsimile at 1-888-488-1416, before the close of business on October 8, 2021. Beneficial or non-registered holders of the Bank’s common shares wishing to join the Plan must contact their financial institution or broker for instructions on how to enroll in advance of the above date.

Registered holders who participate in the Plan and who wish to terminate that participation so that cash dividends to which they are entitled to be paid on and after October 31, 2021 are not reinvested in common shares under the Plan must deliver written notice to AST Trust Company (Canada) at the above address by no later than October 8, 2021. Beneficial or non-registered holders who participate in the Plan and who wish to terminate that participation so that cash dividends to which they are entitled to be paid on and after October 31, 2021 are not reinvested in common shares under the Plan must contact their financial institution or broker for instructions on how to terminate participation in the Plan in advance of October 8, 2021.

The Bank also announced that dividends have been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after October 31, 2021, to shareholders of record at the close of business on October 8, 2021:

•	Series 1, in an amount per share of $0.228875;
•	Series 3, in an amount per share of $0.2300625;
•	Series 5, in an amount per share of $0.24225;
•	Series 7, in an amount per share of $0.2000625;
•	Series 9, in an amount per share of $0.202625;
•	Series 14, in an amount per share of $0.303125;
•	Series 16, in an amount per share of $0.28125;
•	Series 18, in an amount per share of $0.29375;

•	Series 20, in an amount per share of $0.296875;
•	Series 22, in an amount per share of $0.325; and
•	Series 24, in an amount per share of $0.31875.

The Bank for the purposes of the Income Tax Act (Canada) and any similar provincial legislation advises that the dividend declared for the quarter ending October 31, 2021 and all future dividends will be eligible dividends unless indicated otherwise.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.7 trillion in assets on July 31, 2021. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For more information contact:	Jennifer dela Cruz
Senior Legal Officer, Corporate
Legal Department – Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Natasha Ferrari
Media Relations, Corporate & Public Affairs
(416) 400-9098